

July 23, 2013

Via E-Mail
Frederick H. Waddell
Chairman, President and Chief Executive Officer
Northern Trust Corporation
50 South LaSalle Street
Chicago, Illinois 60603

> **Re: Northern Trust Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Response dated June 28, 2013**
> **File No. 000-05965**

Dear Mr. Waddell:

We have reviewed your response letter dated June 28, 2013, and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

General

1. As requested in comment number two in our letter dated May 31, 2013, please tell us the approximate dollar amount of revenues associated with payments to and from Syria and Sudan for the last three fiscal years and the subsequent interim period.

       You may contact Yolanda Trotter, Staff Accountant at (202) 551-3472 or me at (202) 551-3872 with any other questions.

                                                  Sincerely,

                                                  /s/ Hugh West

                                                  Hugh West
                                                  Accounting Branch Chief